SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 June, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 June 2014
Exhibit 1.2	Transaction in Own Shares dated 03 June 2014
Exhibit 1.3	Transaction in Own Shares dated 04 June 2014
Exhibit 1.4	Transaction in Own Shares dated 05 June 2014
Exhibit 1.5	Transaction in Own Shares dated 06 June 2014
Exhibit 1.6	Transaction in Own Shares dated 09 June 2014
Exhibit 1.7	Transaction in Own Shares dated 10 June 2014
Exhibit 1.8	Director/PDMR Shareholding dated 10 June 2014
Exhibit 1.9	Transaction in Own Shares dated 11 June 2014
Exhibit 1.10	Transaction in Own Shares dated 12 June 2014
Exhibit 1.11	Transaction in Own Shares dated 13 June 2014
Exhibit 1.12	Share Repurchase Programme dated 13 June 2014
Exhibit 1.13	Transaction in Own Shares dated 16 June 2014
Exhibit 1.14	Transaction in Own Shares dated 17 June 2014
Exhibit 1.15	Transaction in Own Shares dated 18 June 2014
Exhibit 1.16	Transaction in Own Shares dated 19 June 2014
Exhibit 1.17	Transaction in Own Shares dated 20 June 2014
Exhibit 1.18	Director/PDMR Shareholding dated 20 June 2014
Exhibit 1.19	Transaction in Own Shares dated 23 June 2014
Exhibit 1.20	Transaction in Own Shares dated 24 June 2014
Exhibit 1.21	Director/PDMR Shareholding dated 24 June 2014
Exhibit 1.22	Transaction in Own Shares dated 25 June 2014
Exhibit 1.23	Director/PDMR Shareholding dated 25 June 2014
Exhibit 1.24	Transaction in Own Shares dated 26 June 2014
Exhibit 1.25	Transaction in Own Shares dated 27 June 2014
Exhibit 1.26	Director/PDMR Shareholding dated 27 June 2014
Exhibit 1.27	Transaction in Own Shares dated 30 June 2014
Exhibit 1.28	Director/PDMR Shareholding dated 30 June 2014
Exhibit 1.29	Total Voting Rights dated 30 June 2014

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 02 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	30 May 2014
Number of ordinary shares purchased	878,000
Highest price paid per share (pence)	506.00
Lowest price paid per share (pence)	501.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 03 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	2 June 2014
Number of ordinary shares purchased	879,000
Highest price paid per share (pence)	506.40
Lowest price paid per share (pence)	503.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	3 June 2014
Number of ordinary shares purchased	882,000
Highest price paid per share (pence)	505.30
Lowest price paid per share (pence)	501.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)20 7496 4962

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 05 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	4 June 2014
Number of ordinary shares purchased	892,000
Highest price paid per share (pence)	502.15
Lowest price paid per share (pence)	496.63

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 06 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	5 June 2014
Number of ordinary shares purchased	890,000
Highest price paid per share (pence)	501.90
Lowest price paid per share (pence)	494.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 09 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	6 June 2014
Number of ordinary shares purchased	881,000
Highest price paid per share (pence)	504.20
Lowest price paid per share (pence)	498.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	9 June 2014
Number of ordinary shares purchased	875,000
Highest price paid per share (pence)	506.25
Lowest price paid per share (pence)	502.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 June 2014
BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 June 2014 by Computershare Plan Managers that on 10 June 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £5.056 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                                   63 shares
Dr B. Gilvary                                   63 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                                  63 shares
Mr B. Looney                                60 shares
Mr D. Sanyal                                 63 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	10 June 2014
Number of ordinary shares purchased	877,000
Highest price paid per share (pence)	507.00
Lowest price paid per share (pence)	502.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	11 June 2014
Number of ordinary shares purchased	875,000
Highest price paid per share (pence)	509.10
Lowest price paid per share (pence)	503.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	12 June 2014
Number of ordinary shares purchased	873,500
Highest price paid per share (pence)	509.00
Lowest price paid per share (pence)	504.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 13 June 2014

BP p.l.c. Share Repurchase Programme

On 22 March 2013 BP p.l.c. (the "Company") announced an $8bn share repurchase programme. The Company has today entered into a repurchase mandate agreement with an independent third party and, within this new mandate period, it is expected that the $8bn share repurchase programme will be completed and that share repurchases will continue in the ordinary course thereafter. The repurchase mandate agreement follows the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 30 April 2014 to 13 June 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchases for the period of 16 June 2014 to 29 July 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

The purpose of the share buy-backs is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Exhibit 1.13

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	13 June 2014
Number of ordinary shares purchased	867,000
Highest price paid per share (pence)	513.60
Lowest price paid per share (pence)	508.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	16 June 2014
Number of ordinary shares purchased	858,000
Highest price paid per share (pence)	510.40
Lowest price paid per share (pence)	505.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 June 2014
BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	17 June 2014
Number of ordinary shares purchased	854,000
Highest price paid per share (pence)	507.50
Lowest price paid per share (pence)	503.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	18 June 2014
Number of ordinary shares purchased	860,000
Highest price paid per share (pence)	514.40
Lowest price paid per share (pence)	505.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 June 2014
BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	19 June 2014
Number of ordinary shares purchased	846,000
Highest price paid per share (pence)	518.60
Lowest price paid per share (pence)	515.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 20 June 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 20 June 2014 BP p.l.c. was advised by Capita that on 20 June 2014 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $8.475 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	191
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	364
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	423

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	20 June 2014
Number of ordinary shares purchased	835,000
Highest price paid per share (pence)	519.70
Lowest price paid per share (pence)	513.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 June 2014
BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 June 2014
Number of ordinary shares purchased	840,000
Highest price paid per share (pence)	521.20
Lowest price paid per share (pence)	515.06

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 24 June 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was notified on 23 June 2014 that on 20 June 2014 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 12,096 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $8.475 per share through the BP Scrip Dividend Programme.

BP p.l.c was advised on 23 June 2014 by Fidelity Stock Plan Services LLC, that on 20 June 2014 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of US$50.900 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Restricted Share Plan
Mr R. Fryar	90.980	n/a
Mr A. Hopwood	105.715	n/a
Mrs K. Landis	68.797	349.015
Mr H. L. McKay	138.634	n/a

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.22

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 June 2014
Number of ordinary shares purchased	830,000
Highest price paid per share (pence)	526.40
Lowest price paid per share (pence)	520.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 25 June 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. (the "Company") refers to its Director/PDMR shareholding announcement made on 16 May 2014 (RNS: 3763H). The Company was informed on 25 June 2014, by the Trustee of the BP Employee Share Ownership Trust, that on 24 June 2014 it received a transfer of such ordinary shares (ISIN number GB0007980591) and/or ADSs (ISIN number US0556221044) to satisfy the vesting of dividends in the form of ordinary shares and ADSs taking into account tax applicable on vesting, when the market value was £5.245 per ordinary share and US$53.13 per ADS. The remaining ordinary shares and ADSs are required to be retained by the directors in accordance with the EDIP plan rules.

Director	Total Ordinary Shares/ADSs* Vested	Ordinary Shares/ADSs* Retained After Tax and Commission
Mr I Conn	4,122 ordinary shares	2,179 ordinary shares
Mr R W Dudley	1,331 ADSs	705 ADSs

* 1 ADS is equivalent to 6 ordinary shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.24

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 June 2014
Number of ordinary shares purchased	840,000
Highest price paid per share (pence)	520.30
Lowest price paid per share (pence)	516.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 June 2014
BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	26 June 2014
Number of ordinary shares purchased	845,000
Highest price paid per share (pence)	517.90
Lowest price paid per share (pence)	512.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.26

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 27 June 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 27 June 2014 by Computershare Plan Managers that on
20 June 2014 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at £5.1745 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	4233
Mr R. Bondy	6356
Mr B. Looney	673
Dr H. Schuster	1909
Mr D. Sanyal	4306

BP p.l.c. was also advised that on 20 June 2014 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at £5.186 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I.C. Conn	143	N/A	N/A
Mr R. Bondy	59	N/A	N/A
Mr B. Looney	59	N/A	N/A
Mr D. Sanyal	135	10	N/A
Dr H. Schuster	N/A	N/A	15

BP p.l.c. was also advised by Computershare Plan Managers that on 20 June 2014 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at £5.211930 per share, through the BP Scrip Dividend Programme.

Deferred Annual Bonus Plan
Mr R. Bondy	905
Dr B. Gilvary	905
Mr B. Looney	618
Mr D. Sanyal	410
Dr H. Schuster	537

BP p.l.c. was further advised by Computershare Plan Managers that on 26 June 2014 the following senior executive (a person discharging managerial responsibility) in BP p.l.c. acquired the number of ordinary shares shown opposite his name at £5.186 per share, through the BP Scrip Dividend Programme.

Annual Cash Bonus Deferral Plan
Dr H. Schuster	156

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.27

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 June 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	27 June 2014
Number of ordinary shares purchased	845,000
Highest price paid per share (pence)	519.70
Lowest price paid per share (pence)	514.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.28

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 30 June 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was notified on 30 June 2014 that on 20 June 2014 Mr Ian Davis, a Director of BP p.l.c., acquired 248 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $8.475 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.29

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 June 2014

BP p.l.c.
Total voting rights and share capital

As at 30 June 2014, the issued share capital of BP p.l.c. comprised 18,441,573,651 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,781,417,411. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,446,656,151. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 July 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary